UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2011 (MM/DD/YY) AND ENDING January 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roberts and Ryan Investments Incorporated

OFFICIAL USE ONLY
19456
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts (415) 956-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460 (Address) Walnut Creek, (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


12060682

KW 4/8

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts and Ryan investments Incorporated, as of January 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

See attached form EK. 03-30-12

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Francisco

On 03.30.2012 before me, Pamela Kahn notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Daniel W. Roberts
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


PAMELA KAHN
Commission # 1894855
Notary Public - California
San Francisco County
My Comm. Expires Aug 3, 2014

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Pamela Kahn
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: annual audit report form Oath or affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______


RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______


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TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 11
Supplementary Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 at January 31, 2012	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13 – 14
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15 – 16


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments Incorporated as of January 31, 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Incorporated as of January 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
March 23, 2012

ROBERTS AND RYAN INVESTMENTS INCORPORATED
Statement of Financial Condition
January 31, 2012

ASSETS

Cash and cash equivalents	$ 141,459
Deposits with clearing organization	192,773
Marketable securities, ar market value	158,078
Receivable from broker dealers	87
Equipment and furniture, net of accumulated depreciation of $60,008	1,577
Deferred tax asset	15,838
Deposits	800
Total Assets	$ 510,612

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 13,455
Commissions payable	25,806
Accrued income taxes payable	3,702
Total Liabilities	42,963
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized 600,000 shares issued and outstanding	70,000
Additional paid-in capital	3,850
Retained earnings	393,799
Total Stockholder's equity	467,649
Total Liabilities and Stockolder's Equity	$ 510,612

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED

Statement of Operations
For the Year Ended
January 31, 2012

Revenue	
Commissions income	$ 648,736
Miscellaneous securities revenue	33,363
Interest income	10,471
Other income	8,741
Total revenue	701,311
Expenses	
Salaries, commissions, and payroll taxes	566,953
Professional services	10,736
Occupancy	31,794
Communications	8,253
Dues and subscriptions	18,480
Travel and entertainment	3,134
Office expense	39,460
Insurance	2,038
Regulatory fees	16,678
Depreciation	2,953
Other	14,878
Total expenses	715,357
Operating income	(14,046)
Interest Expense	(62)
Income before income tax provision	(14,108)
Income tax benefit	6,109
Net income	$ (7,999)

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED

Statement of Changes in Stockholder's Equity
For the Year Ended
January 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 31, 2011	$ 70,000	$ 3,850	$ 401,798	$ 475,648
Net income for the year	-	-	(7,999)	(7,999)
Balance - January 31, 2012	$ 70,000	$ 3,850	$ 393,799	$ 467,649

The accompanying notes are an integral part of these financial statements.

ROBERTS RYAN INVESTMENTS INCORPORATED
Statement of Cash Flows
For the Year Ended
January 31, 2012

Cash flows from operating activities:	
Net income	$ (7,999)
Add back depreciation provision	2,953
(Increase) decrease in assets:	
Deposits with clearing organization	(12,134)
Marketable securities, at market value	(54,661)
Receivable from broker dealer	11,478
Refundable income taxes	39,972
Deferred tax asset	(13,428)
Prepaid expenses	-
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(1,425)
Commissions payable	25,806
Income tax payable	3,702
Net cash used in operating activities	(5,736)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net decrease in cash	(5,736)
Cash at beginning of year	147,195
Cash at end of year	$ 141,459
Supplemental disclosures of cash flows information:	
Interest paid	$ 62
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

General

Roberts and Ryan Investments Incorporated (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) broker or dealer retailing corporate securities over the counter, (2) broker or dealer retailing corporate debt securities, (3) mutual fund retailer on a wire order basis, (4) U.S. government securities dealer or broker, (5) municipal securities dealer or broker, (6) broker or dealer selling variable life insurance or annuities, (7) put and call broker or dealer, (8) trading securities for own account, (9) underwriting or selling group participant for municipal securities, (10) selling group participant for corporate securities.

Summary of Significant Accounting Policies

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company includes money market accounts and certificates of deposit as cash equivalents.

Receivables from brokers, dealers, and clearing organizations

Receivables from brokers, dealers, and clearing organizations represent commissions earned on security transactions. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The mark to market accounting for these investments is included in net dealer inventory and investment gains (losses).

1. General Information and Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). The Company does not hold any investments which fall under the Level 3 category.

At January 31, 2012, the Company has $158,078 of marketable securities which are classified as level 1 (see note 3)

1. General Information and Summary of Significant Accounting Policies (continued)

Equipment and furniture

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 to 7 years by the straight-line method.

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification Topic 740, *Income Taxes*, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

2. Deposits with Clearing Organization

The Company has deposited $192,773 with Pershing as security for its transactions with them. Interest is paid monthly on the deposits.

3. Marketable Securities

Marketable securities owned consist of trading investment securities at market value, as follows:

	Cost Basis	Unrealized Gain (loss)	Market Value	Par Value
Municipal bond	$ 99,625	$ 474	$ 100,099	$ 60,000
Corporate stock	47,827	10,152	57,979	N/A
	$ 147,452	$ 10,626	$ 158,078	

Accrued interest income is estimated to be approximately $547, and is not included in the financial statements. Based on the U.S. GAAP hierarchy of inputs, the Company's marketable securities are in the Level 1 category. See Note 1 for more detail.

4. Income Taxes

The provision for income taxes at January 31, 2012 consisted of the following:

Federal income tax provision	$ 8,773
State income tax provision	800
Current income tax provision	9,573
Deferred income taxes	(13,428)
Total income tax benefit	($ 3,855)

The following schedule presents the calculation of the income tax provisions for the year ended January 31, 2012 necessary to adjust to the cash basis used for income taxes:

	California	Federal
Income before income taxes per statement of operations	$ (14,108)	$ (14,108)
Add back depreciation per financials	2,953	2,953
Less tax return depreciation	(378)	(378)
Non-deductable travel & entertainment	1,149	1,149
Non-deductable penalties	5	5
Cash basis adjustments to cash basis:		
Add:		
Current year payables and accrued expenses	39,261	39,261
Prior year receivable from broker/dealer	11,565	11,565
Deduct:		
Prior year accounts and commissions payable	(14,880)	(14,880)
Current year receivable from broker/dealer	(87)	(87)
Taxable income	25,480	25,480
Deduct California Franchise tax paid	-	(800)
Taxable	25,480	24,680
Tax thereon	800	3,702
Less paid to January 31, 2012	(800)	-
(Assets) Liabilities at January 31, 2012	$ -	$ 3,702

The following are recognized in the financial statements:	Expense	Asset (Liability)
California	$ 800	$ -
Federal (including $2,817 under-accrual in prior year)	6,519	(3,702)
	7,319	(3,702)
Plus deferred tax benefit / asset	(13,428)	15,838
	$ (6,109)	$ 12,136

4. Income Taxes (continued)

The estimated deferred tax benefit of $15,838 relates to the future "benefit" of deducting timing differences not yet recognized for tax purposes until paid or realized.

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2009.

5. Pension Plan

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2012.

6. Rent Expense (Occupancy)

Current year occupancy expense consists of the following:

Office rent	$ 31,051
Utilities	743
Occupancy expense	$ 31,794

7. Commitments and Contingencies

Commitments

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions may exceed the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

8. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2012, the Company had net capital of $438,724, which was $338,724 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($42,963) to net capital was 0.098 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

10. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

12. Subsequent Events

Management has evaluated subsequent events through March 23, 2012, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ROBERTS AND RYAN INVESTMENT INCORPORATED
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2012

Stockholders' equity	$ 467,649	
Non-allowable assets and charges against net capital		
Prepaid expenses and deposits	800	
Receivables from non-customers	15,838	
Furniture and equipment	1,577	
Total non-allowable assets	18,215	
Haircuts on securities, including undue concentration	10,710	
Total reductions in net allowable assets	$ 28,925	
Net capital, as defined	$ 438,724	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $42,963)	$ 100,000	
Excess of net capital over requirement	$ 338,724	
Aggregate indebtedness		
Total liabilities	$ 42,963	(B)
Ratio of aggregate indebtedness to net capital (B/A)	0.098 to 1	

Reconciliation of computation of net capital from FOCUS Part II (a) as submitted by Company to audited amounts

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Amounts submitted by Company	$ 38,503	$ 443,184	8.69%
Increase in accounts payable	758	(758)	
Accrual of income tax liabilities	3,702	(3,702)	
Amounts indicated, as adjusted	$ 42,963	$ 438,724	9.79%

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedule of Roberts and Ryan Investments Incorporated (the "Company"), for the year ended January 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *consideration deficiency* exists when the design or operation does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2012 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to for and should not be used for any other purpose.


Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
March 23, 2012

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Amended Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2012, which were agreed to by Roberts and Ryan Investments Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Roberts and Ryan Investments Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported in the audited Form X-17A-5 for the period from February 1, 2011 through January 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for that period noting no differences.

3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
March 23, 2012


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

ROBERTS AND RYAN INVESTMENTS INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JANUARY 31, 2012

(WITH AUDITORS' REPORT THEREON)

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Daniel Roberts***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 30 day of March, 2012 at San Francisco, California



Daniel Roberts, President
Roberts and Ryan Investments Incorporated